SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period October 22 — 29, 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒       Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐       No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-_______________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: October 29, 2004	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

(PROTHERICS LOGO)

PROTHERICS PLC NOTIFICATION OF INTERIM RESULTS

London, 22 October, 2004, Protherics plc, the international biopharmaceutical company, will announce its interim results for the six months ended 30th September 2004, on Tuesday 07 December 2004.

An extended analyst presentation, intended to provide more details on Protherics’ clinical pipeline, will be held from 9.15 to 12.00 on Tuesday 07 December, 2004. This meeting will take place at Ashurst, 9 Appold Street, EC2A 2AP.

For further enquiries please contact:
Brian Hudspith / Michelle Jeffery, The Maitland Consultancy
Tel: 020 7379 5151

Protherics PLC (“the Company”)

Application has been made to the UK Listing Authority and to the London Stock Exchange for admission to the Official List of 200,040 ordinary shares of 2p each in the Company.

The shares will rank pari passu in all respects with the existing ordinary shares in issue and have been allotted following the exercise of options under the Company’s Approved and Unapproved Share Option Plans for 118,835 shares and 81,205 shares as settlement of an aggregate total of £38,979 owing to ex-employees of Enact Pharma PLC.

It is expected that admission and dealings will become effective in the ordinary shares on Tuesday 2 November 2004.

29 October 2004